October 12, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

    Re: Advanced Credit Technologies, Inc.

Gentlemen:

Please be advised that I have reached the following conclusions regarding the above offering:

1. Advanced Credit Technologies, Inc. (the “Company”) is a duly and legally organized and existing Nevada state corporation, with its registered office located and principal place of business located in Eagan, Minnesota. The Articles of Incorporation with registration fees were submitted to the Nevada Secretary of State and filed with the office on February 25, 2008. The Company’s existence and form is valid and legal pursuant to Nevada law.

 2. The Company is a fully and duly incorporated Nevada corporate entity. The Company has one class of Common Stock at this time. Neither the Articles of Incorporation, Bylaws nor subsequent resolutions change the non-assessable characteristics of the Company’s common shares of stock. The Common Stock previously issued by the Company is in legal form and in compliance with the laws of the State of Nevada, its Constitution and reported judicial decisions interpreting those laws and, when such stock was issued, it was duly authorized, fully paid for and non-assessable. The common stock to be sold under this Form S-1 Registration Statement is likewise legal under the laws of the State of Nevada, its Constitution and reported judicial decisions interpreting those laws and when such stock is issued it will be duly authorized, fully paid for and non-assessable.

3. The Company’s outstanding shares are all common shares. There is no liquidation preference rights held by any of the Shareholders upon voluntary or involuntary liquidation of the Company.

4. The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney’s fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

5. All tax benefits to be derived from the Company’s operations shall inure to the benefit of the Company. Shareholders will receive no tax benefits from their stock ownership; however, this must be reviewed in light of the Tax Reform Act of 1986.

6. The Company has authorized the issuance of to 2,891,000 shares of common stock on the Form S-1 Registration Statement for sale by selling shareholders.

The Company’s Articles of Incorporation presently provide the authority to the Company to issue 100,000,000 shares of common stock, with a par value of $.001 per share. Therefore, a Board of Directors’ Resolution which authorized the issuance for sale of up to 2,891,000 shares of common stock is within the authority of the Company’s directors and the shares, as issued, are validly issued, fully paid and non-assessable, and have been fully paid for as valid consideration has been received by the Company

I hereby consent to the use of my opinion as herein set forth as an exhibit to the Registration Statement and to the use of my name under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement.

Very truly yours,

/s/ Wani Manly
Wani Iris Manly, Esq.
W. MANLY, P.A.
For the Firm